Filed by Amedisys, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Amedisys, Inc.

Commission File No.: 000-24260

1 | P a g e Amedisys Employee FAQ 1. What does this transaction mean for Amedisys employees? • There is so much to be excited about in bringing Amedisys and Option Care Health together. • By combining our leading home health, hospice, palliative, and high-acuity care services with Option Care Health’s complementary home and alternate site infusion services, we will create an independent, comprehensive care platform serving chronic and acute patient populations across a broad continuum – from preventative through end of life care. • The combined company will have a scaled national platform empowered to move deeper into a value-based care model, serving communities across the country and will be well positioned to deliver significant advantages for patients, their families, providers, payers and care teams. • Together, we will have a national clinician force of more than 16,500 health care professionals and 674 sites in 46 states. • And, as part of a larger organization with greater reach, we expect this combination to offer exciting new career opportunities for many of our employees. • Importantly, we have identified many similarities in our two organizations’ cultures, with a shared mission of delivering excellent patient outcomes and supporting our caregivers as they deliver this care. • Until the transaction closes, which we expect to occur in the second half of 2023, Amedisys and Option Care Health will continue to operate as separate and independent companies. • There shouldn’t be any impact to your day-to-day roles or responsibilities in the near term, and we expect it to be business as usual for most everyone across the company. • We will be transparent with you as we have updates to share. 2. How does this transaction impact my day-to-day responsibilities? • Until the transaction closes, which we expect to occur in the second half of 2023, Amedisys and Option Care Health will continue to operate as separate and independent companies. • There shouldn’t be any impact to your day-to-day roles or responsibilities in the near term, and we expect it to be business as usual for most everyone across the company. • Our focus will continue to be on delivering excellent patient care and supporting our team members providing this care. 3. What happens to Amedisys’ leadership? Who will lead the combined company? • For now, our leadership at Amedisys will remain in their current roles. Today is just day one and there is still a lot to work out as we move toward the completion of the transaction. • John Rademacher, Option Care Health’s CEO, and Mike Shapiro, Option Care Health’s CFO, will lead the combined company as CEO and CFO, respectively. • Additionally, Richard Ashworth, our CEO, will move into a special advisor role under John Rademacher in support of the integration and Scott Ginn, our Acting COO, EVP and CFO will remain part of the leadership team moving forward. • The broader leadership team will comprise the best talent from both organizations and allow us to take advantage of the complementary nature of the two companies and their respective expertise and strengths. We will be transparent with you as we have updates to share.

2 | P a g e 4. What does this mean for our reporting relationships and job responsibilities? • Until the transaction closes, which we expect to occur in the second half of 2023, Amedisys and Option Care Health will continue to operate as separate and independent companies. • There shouldn’t be any impact to your day-to-day roles, responsibilities or reporting structure in the near term, and we expect it to be business as usual for most everyone across the company. • As we move through this process, we will establish an integration planning team consisting of leaders from both companies, which will be tasked with preparing a thoughtful plan to bring the best of our two companies together. • Today is just day one and we do not yet have all of the answers regarding what the combined company will look like. We are focused on a successful and seamless transition and will be transparent with you as we have updates to share. 5. The transaction is described as a combination. Is Amedisys being acquired by Option Care Health? • Yes, Amedisys is being acquired by Option Care Health. • A key reason we are so excited about joining with Option Care Health is that they share a similar patient-centric culture. • We are confident that combining our expertise with Option Care Health’s will accelerate our ability to deliver on our mission and vision. • Please refer to our proxy statement that will be on file with the SEC in a few weeks containing the details regarding the transaction and the terms of the merger agreement. 6. I thought independence was strategically important to us. Is that no longer the case? • We are confident that combining our expertise with Option Care Health’s will accelerate our ability to deliver on our mission and vision, and that we will be even better positioned to provide our patients with the highest quality care across all our service offerings. • One of the reasons why Option Care Health was attracted to Amedisys is the incredible work underway and the quality outcomes we deliver to our patients on a daily basis. • We will continue to continue to maintain substantial operations in Baton Rouge and Nashville, our two corporate locations. • Our Board unanimously supported this transaction and believes it is a great opportunity for our shareholders. Our rationale will be fully described in the proxy statement we will have on file with the SEC in a few weeks. 7. What will happen to Amedisys’ headquarters, name, and brand? • Once the transaction is completed, the combined company will be headquartered in Bannockburn, Illinois. • We will continue to maintain substantial operations in Baton Rouge and Nashville, our two corporate locations. 8. Does this transaction change our mission or vision? • There is so much to be excited about in bringing Amedisys and Option Care Health together, and we are confident that combining our expertise with Option Care Health’s will accelerate our ability to deliver on our mission and vision. • We have identified many similarities in our two organizations’ cultures, with a shared mission of delivering excellent patient outcomes and supporting our caregivers as they deliver this care. • For all of us at Amedisys, serving patients isn’t just a job – it’s a higher calling – and together with Option Care Health we will continue to provide patients with the highest quality care wherever they call home.

3 | P a g e 9. How do Option Care Health and Amedisys’ cultures align? • Like us, ensuring extraordinary patient care is the Option Care Health team’s top priority. • Importantly, Option Care Health is also driven by compassion and a strong sense of service to patients and is focused on fostering a culture of collaboration and innovation. • We are confident that combining our expertise with Option Care Health’s will accelerate our ability to deliver on our mission and vision. 10. What are the integration plans? Will Amedisys be involved in the planning process? • As we work towards close, we will establish an integration planning team consisting of leaders from both companies, which will be tasked with preparing a thoughtful plan to bring the best of our two companies together. • We are focused on a successful and seamless transition and will be transparent with you all as we have updates to share. 11. Should we expect layoffs? • Our priority will continue to be on providing the very best care to our patients and their families. This means retaining the care center and clinical caregivers who have made Amedisys successful. • This transaction is about growth and as part of a larger organization with greater reach, we expect this combination to offer exciting new career opportunities for many of our team members. • For team members in our Home Health, Hospice and Contessa lines of business, in particular, the bottom line is it really won’t have much of an impact on your day-to-day work. The organizational capabilities represented by each of these segments are additive, not duplicative, to the those in the current Option Care Health organization. You will continue to care for your patients just like you do today, and your current schedule will not change. • For our corporate employees, as in any transaction of this type, we expect some overlapping corporate positions may be impacted. • However, we will not make any immediate changes within corporate teams that negatively impact your ability to maintain business operations, as our goal is to maintain quality patient care. • After close, we will evaluate corporate functions and will communicate any potential changes to you. 12. Will we close any care centers as a result of this transaction? • Continuing to provide patients with the highest quality care remains our priority and we do not anticipate changes to Amedisys care centers. • For our team members in our Home Health, Hospice and Contessa lines of business in particular, the bottom line is it really won’t have much of an impact on your day to day work. You will continue to care for your patients just like you do today, and your current schedule will not change. • One of the reasons why Option Care Health was attracted to Amedisys is the incredible work underway and the quality outcomes we deliver to our patients on a daily basis.

4 | P a g e 13. What can I expect between now and closing? • Until the transaction closes, which we expect to occur in the second half of 2023, Amedisys and Option Care Health will continue to operate as separate and independent companies. • There shouldn’t be any impact to your day-to-day roles or responsibilities in the near term, and we expect it to be business as usual for most everyone across the company. • If you have patients, you will continue to care for them just like you do today, and your current schedule will not change. • As we work towards close, we will be establishing an integration planning team, including members from both Option Care Health and Amedisys. • We are focused on a successful and seamless transition and will be transparent with you all as we have updates to share. 14. Why should I stay at Amedisys? • Until the transaction closes, it remains business as usual and we’re counting on everyone to continue focusing on serving our patients. • Looking forward, as a part of a larger organization with greater reach, we expect this combination to offer exciting new career opportunities for many of our employees. • Importantly, we are confident that combining our expertise with Option Care Health’s will accelerate our ability to deliver on our mission to provide excellent patient outcomes and our vision to provide more clinical services in the home. 15. Will my Amedisys email address / phone number / contact information change? • Until the transaction is complete, it is business as usual, and your contact information remains the same. 16. Can I post about this transaction on social media? • You are a representative of Amedisys and your words could be viewed as the Company’s. • Please do not voice your own opinions, provide and additional color or commentary or use any unapproved language on social media. • If you have any questions about what content you can share on social media, please reach out to Kendra Kimmons at kendra.kimmons@amedisys.com. 17. What should I do if an employee of Option Care Health contacts me with questions or requests for information? Can I contact employees from Option Care Health? • Until the closing of the transaction, which we expect to occur in the second half of 2023, Option Care Health will continue operating independently from Amedisys. As such, we must abide by certain parameters and all confidential business information should be treated as such. • If you have any questions, you may contact your manager. 18. What if I own shares of Amedisys. What should I do? How do I vote? • Your vote is entirely your choice and is completely confidential and details on how to vote will be shared with all eligible stockholders as of the record date.

5 | P a g e 19. What if I’m asked about this transaction by outside parties? • While we’d ask that any inquiries from the media or the financial community be directed to Kendra Kimmons , should business partners, patients or others with whom you regularly interact ask you about this transaction, you may emphasize how much there is to be excited about in bringing Amedisys and Option Care Health together. And, how as one company, we will be well positioned to deliver significant advantages for patients, their families, providers, payers and care teams. • Please do not respond to requests from the media or analysts for statements or interviews (including any “off the record” or “background” comments). • If you are uncertain, please elevate to your manager. 20. Where can I go for more information? Who can I contact with any further questions? • Please reach out to your manager with additional questions. • Amedisys is also setting up an SPO page for you to learn more about the organization you are joining, including FAQs, key dates and other resources. • Additional details will be described more fully in the proxy statement/prospectus we will be filing with the SEC in a few weeks. • Amedisys will keep you updated through our normal communication channels, including Town Halls, email, updating your managers, etc. throughout this transaction and integration. 21. What does this mean for our compensation and benefits programs? • Until the transaction is complete, it is business as usual, and our current compensation and benefits programs remain in effect. • We are in the early days of this transaction, and there are many details to be determined. • As integration planning proceeds, we will update you of any changes or required actions needed after the closing of the transaction. • Details are laid out in the merger agreement and will be described more fully in the proxy statement/prospectus, which we will be filing with the SEC in a few weeks, as well as our other public filings. 22. Will I have to change my insurance plan? Will I receive benefits from Option Care Health going forward? • Until the transaction is complete, it is business as usual, and our current compensation and benefits programs remain in effect. • We are in the early days of this transaction, and there are many details to be determined. • As integration planning proceeds, we will update you if any changes to compensation or benefits arrangements are planned following the close of the transaction.

6 | P a g e 23. If I have time-based RSUs / RSAs / options, what happens to them? What happens to any unvested equity if I leave Amedisys? How does this transaction impact my existing vesting schedule? • Until the transaction closes, any unvested RSUs, PSUs and options will continue to vest in accordance with the regular vesting schedule. • At the closing of the transaction, any vested Amedisys stock options you hold will be converted into vested Option Care Health stock options and any unvested Amedisys stock options you hold will be converted into unvested Option Care Health stock options. Your Option Care Health options will be subject to the same terms and conditions, including double-trigger protections, as were applicable to your Amedisys options, except that the number of shares subject to your new Option Care Health options, and the exercise price, will be adjusted. • At the closing of the transaction, any unvested Amedisys restricted stock units you hold will be converted into a number of unvested Option Care Health restricted stock units. Your Option Care Health restricted stock units will be subject to the same terms and conditions, including double-trigger protections, as were applicable to your Amedisys restricted stock units, except that the number of shares subject to your new Option Care Health restricted stock unit will be adjusted. • At the closing of the transaction, any unvested Amedisys performance stock units you hold will be converted into a number of unvested Option Care Health restricted stock units, which conversion will be based on target performance for the 2023 performance period. Your Option Care Health restricted stock units will be subject to the same terms and conditions, including double-trigger protections, as were applicable to your Amedisys performance stock units, except that the number of shares subject to your new Option Care Health restricted stock unit will be adjusted and the performance conditions will no longer apply. • If an Amedisys equity award holder experiences a Qualifying Event (as defined in the Amedisys 2018 Omnibus Incentive Plan) within two years following a change in control, all outstanding awards will accelerate and vest in full. A Qualifying Event is generally defined as: (i) a termination of an equity award holder’s employment by the Company without Cause following a change in control, (ii) a termination of an equity award holder’s employment by the equity award holder for Good Reason following a change in control, or (iii) a relocation of an equity award holder’s principal place of employment by more than 50 miles. 24. What happens to any shares of Amedisys that I own? • At the closing of the transaction, Amedisys stockholders will receive 3.0213 shares of Option Care Health common stock for each share of Amedisys common stock they hold, the equivalent of $97.38 per Amedisys share based on Option Care Health’s closing stock price on May 2, 2023. • Upon closing Option Care Health stockholders will own approximately 64.5% of the combined company, and Amedisys stockholders will own approximately 35.5%. • Please refer to our proxy statement that will be on file with the SEC in a few weeks containing the details regarding the transaction and the terms of the merger agreement.

7 | P a g e No Offer or Solicitation This communication relates to the proposed merger (the "proposed transaction") between Option Care and Amedisys. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. Additional Information and Where to Find It In connection with the proposed transaction, Option Care and Amedisys will file relevant materials with the United States Securities and Exchange Commission (the "SEC"), including an Option Care registration statement on Form S-4 that will include a joint proxy statement of Option Care and Amedisys that also constitutes a prospectus of Option Care, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Option Care and Amedisys. INVESTORS AND SECURITY HOLDERS OF OPTION CARE AND AMEDISYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Option Care or Amedisys through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Option Care will be available free of charge on Option Care's internet website at https://investors.optioncarehealth.com or by contacting Option Care's investor relations department at investor.relations@optioncare.com. Copies of the documents filed with the SEC by Amedisys will be available free of charge on Amedisys's internet website at https://investors.amedisys.com or by contacting Amedisys's investor relations department at IR@amedisys.com. Certain Information Regarding Participants Option Care, Amedisys and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Option Care is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 7, 2023. Information about the directors and executive officers of Amedisys is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 27, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at

8 | P a g e http://www.sec.gov and from the investor relations departments at Option Care or Amedisys as described above. Cautionary Statement Regarding Forward-Looking Statements This communication may contain "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "believe," "project," "estimate," "expect," "may," "should," "will" and similar references to future periods. Examples of forward-looking statements include the closing date for the proposed transaction. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management's current beliefs, expectations and assumptions regarding the future of Option Care's and Amedisys's business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Option Care's and Amedisys's control. Option Care's, Amedisys's and the combined company's actual results and financial condition may differ materially from those indicated in the forward-looking statements as a result of various factors. These factors include, among other things, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Option Care or Amedisys or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of the combined company to maintain relationships with its patients, payers and providers and retain its management and key employees, (4) the ability of the combined company to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of the combined company to execute successfully its strategic plans, (7) the ability of the combined company to promptly and effectively integrate the Option Care and Amedisys businesses and (8) the diversion of management's time and attention from ordinary course business operations to completion of the proposed transaction and integration matters. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in Option Care's and Amedisys's respective filings with the SEC, including the risk factors discussed in Option Care's and Amedisys's most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC. Any forward-looking statement made in this communication is based only on information currently available to Option Care and Amedisys and speaks only as of the

9 | P a g e date on which it is made. Option Care and Amedisys undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. You are cautioned not to rely on Option Care's and Amedisys's forward-looking statements.